Mail Stop 4561

October 18, 2007

VIA USMAIL and FAX (952) 945 - 9433

Mr. Philip J. Myers
Chief Executive Officer
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, Minnesota 55343

> **Re:    American Church Mortgage Company**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 3/30/2007**
> **File No. 000-25919**

Dear Mr. Philip J. Myers:

　　　We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　　　　　Sincerely,


　　　　　　　　　　　　　　　　Linda Van Doorn
　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant